**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Targacept, Inc.

File No. 000-51173 - CF#28087

   Targacept, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 6, 2012.

   Based on representations by Targacept, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.15   through March 22, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Pamela Howell
            Special Counsel